SHIN CORPORATION

04024755

RECEIVED
2004 APR 29 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 26, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2004**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the year 2004

  Date: April 23, 2004

  Enclosure: Details of the Employee Stock Option Plan Grant III

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

5/4

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
April 23, 2004

SH 044/2004

April 23, 2004

Re: Notification of the Resolutions of the Annual General Meeting of Shareholder for the year 2004.

To: The President
The Stock Exchange of Thailand

Enclosure : Details of the Employee Stock Option Plan Grant III

The Annual General Meeting of Shareholders of Shin Corporation Public Company Limited (the Company) held on April 23, 2004 at the Auditorium Room, 19th Floor, Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, has resolved as follows:

1. Adopted the Minutes of the Annual General Meeting of Shareholders for 2003 held on April 29, 2003.

2. Approved the balance sheet, the income statements and the cash flow statements for 2003 ended December 31, 2003.

3. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2003 and December 31, 2003, at Baht 0.90 per share, totaling approximately Baht 2,652.99 million. The dividends will be paid to the shareholders whose names appeared in the Company's share register book as of April 5, 2004, at 12.00 noon and the dividend payment date be on May 21, 2004.

   The total Company's dividends payment for 2003. (including the interim dividend payment paid from the operating results in the first haft of 2003 at Baht 0.75 per share) is Baht 1.65 per share, or totaling approximately Baht 4,855.98 million.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for 2004 as follow:

• Mr. Prasan Chuaphanich	CPA. No.3051
• Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
• Mrs. Suwannee Bhuripanyo	CPA. No. 3371
• Mr. Prasit Yuengsrikul	CPA. No. 4174

   Any of these auditors will be responsible for auditing, giving comments and signature on the Company's financial statements. The auditors' remuneration, including quarterly and annual for 2004, is up to Baht 2.31 million.

5. Approved the appointment of directors replacing those retired by rotation and the determination of the authorized signatories of the Company.The details are as follows:

   5.1 The rotated directors:
   - Mr. Boonklee Plangsiri
   - Mr. Niwattumrong Boonsongpaisan
   - Mr. Arak Chonlatanon
   - Ms. Chua Sock Koong

5.2 The retiring directors are re-appointed are as follows:
- Mr. Boonklee Plangsiri
- Mr. Niwattumrong Boonsongpaisan
- Mr. Arak Chonlatanon
- Ms. Chua Sock Koong

5.3 The members of the Board of Directors will be as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Directors
- Mr. Olarn Chaipravat (Ph.D.)	Vice Chairman of the Board of Directors and Chairman of the Audit Committee
- Mr. Boonklee Plangsiri	Director
- Mr. Niwattumrong Boonsongpaisan	Director
- Mrs.Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Ms. Chua Sock Koong	Director
- Mr. Vithit Leenutaphong	Audit Committee
- Mr. Virach Aphimettetamrong (Ph.D.)	Audit Committee

5.4The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

6. The directors' remuneration for 2004 is up to Baht 10,000,000. The remuneration consists of salary, bonus, welfare, provident fund and meeting allowance.

6.1 The allowance for Board meeting is Baht 25,000 each to the independent directors or outside directors of the Company only.

6.2 The independent directors or outside directors who simultaneously act as members of any Committees of the Company shall also receive another Baht 25,000 except in the case of independent directors who act as the chairman of any Committee, who shall be paid Baht 30,000 for attending a Committee meeting.

7. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant III).

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists already of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has already issued and offered ESOP for the first and the second issuances in 2002 and 2003 respectively.

For this third issuance (Grant III), the Board of Directors has resolved to approve the issuance and offering of warrants of 13,660,200 units, equivalent to 0.46 percent of the total paid-up capital of the Company to directors, employees and advisors of the Company. The exercise price is Baht 36.41 per share which the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. The detail of the terms and conditions is shown in **Enclosure**.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other provisions pertaining to the issuance of the Warrants,

including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the Warrants.

8. Approved the allocation of 13,660,200 new ordinary shares, at the par value of Baht 1 each, from the remaining 901,916,300 shares allocated for Private Placement, to reserve for the exercise of warrants under the ESOP Grant III.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine related details and conditions as well as necessary and appropriate action in connection with the allocation and listing of such new ordinary shares on the Stock Exchange of Thailand.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants exceeding 5% of the total ESOP Grant III. These directors and employees are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	7,083,700	51.86
2. Mr. Somprasong Boonyachai	976,000	7.14
3. Mr. Dumrong Kasemset (Ph.D.)	976,000	7.14
4. Mr. Niwatthamrong Boonsongpaisan	764,200	5.59
5. Mrs. Siripen Sitasuwan	763,400	5.59

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
April 23, 2004

RECEIVED
2004 APR 29 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosure

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant III

1. **Objectives and necessities of offering securities to directors, employees and advisors of the Company**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants issued and offered in 2002 being 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.
Grant II: The amount of warrants to be issued and offered in 2003 being 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, and III is equivalent to 2.06 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant III as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. **Preliminary Details of Warrants in the Second Year Program**

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	13,660,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.

Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	13,660,200 shares (at the par value of Baht 1), or 0.46 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. The Exercise price is Baht 36.41 per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year — Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,947,769,200 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 13,660,200 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,961,429,400 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.54 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,947,769,200 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors = 13,660,200 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.46 of the total issued shares

4.3 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	7,083,700	51.86
2. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee - Human Resources	976,000	7.14
3. Dr. Dumrong Kasemset Vice Chairman of the Executive Committee - Portfolio Management	976,000	7.14
4. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee - Corporate Public Relations	764,200	5.59
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	763,400	5.59
6. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	679,300	4.97
7. Mr. Tanadit Charoenchan Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd. (Director's subsidiary)	170,200	1.25

Note: The amount of warrants to be issued and offered will be 13,660,200 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>% of Total Allocated Warrants</th></tr>
<tr><td>1. Mr. Boonklee Plangsiri</td><td>Director and Chairman of the Executive Committee</td><td>7,083,700</td><td>51.86</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Corporation Public Company Limited</u>
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>2. Mr. Somprasong Boonyachai</td><td>Vice Chairman of the Executive Committee – Human Resources</td><td>976,000</td><td>7.14</td></tr>
<tr><td>3. Dr. Dumrong Kasemset</td><td>Vice Chairman of the Executive Committee - Portfolio Management</td><td>976,000</td><td>7.14</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Satellite Public Company Limited (a Subsidiary of the Company)</u>
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
</table>

4. Mr. Niwattumrong Boonsongpaisan	Director and Vice Chairman of the Executive Committee - Corporate Public Relations	764,200	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Corporation Public Company Limited</u> *No. of meetings 6 times* *Attending 4 times* *Not attending 2 times*			
5. Mrs. Siripen Sitasuwan	Director and Chief Financial Officer and President	763,400	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Corporation Public Company Limited</u> *No. of meetings 6 times* *Attending 5 times* *Not attending 1 times*			

The total amount of warrants to be issued and offered will be 13,660,200 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.